Wal-Mart Stores, Inc.

702 Southwest 8th Street, Mail Stop 0105, Bentonville, AR 72716

December 22, 2006

Mr. Michael Moran

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Wal-Mart Stores, Inc.
Form 10-K for Fiscal Year Ended January 31, 2006
Filed March 29, 2006
File No. 1-6991

Form 10-Q for Three Months Ended October 31, 2006
Filed November 30, 2006
File No. 1-6991

Dear Mr. Moran:

This letter is in response to your letter to our President and CEO dated December 15, 2006. For ease of reading, we have reproduced the Staff’s comments below in bold and our replies follow in a lighter font.

Form 10-K for the Fiscal Year Ended January 31, 2006

Consolidated Statement of Cash Flows, page 33

1.	Please advise or revise your future interim and annual filings to present cash flow from operating activities by adjusting net income rather than income from continuing operations. See paragraph 28 of SFAS No. 95.

We have noted paragraph 28 of SFAS No. 95 and in future filings we will present cash flows from operating activities by adjusting from our net income.

From 10-Q for the Quarterly Period Ended October 31, 2006

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

2.	In future filings please disclose why you received property related insurance proceeds, management’s plan for the proceeds and the classification of the proceeds in the consolidated cash flow statement.

In future filings, as in previous filings, we will make the noted disclosures related to insurance proceeds to the extent those disclosures are material to the related financial statements or liquidity and capital resources. The insurance proceeds associated with the insurance-related gains reported in our Form 10-Q for the three months ended October 31, 2006, resulted from hurricane-related property damage, primarily from hurricane Katrina, in fiscal 2006. The insurance proceeds were appropriately classified as cash flows from operating activities or cash flows from investing activities in the consolidated statement of cash flows based on the nature of the insurance claims and represent less than 1% of the appropriate consolidated cash flow statement classification and less than 4% of cash and cash equivalents at October 31, 2006. Due to the insignificance of these amounts we do not believe the additional disclosures are necessary for the period reported.

* * * * * * *

As requested, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions regarding our responses or need further information, please feel free to contact me at (479) 277-1153 or our Vice President and Controller, Steve Whaley, at (479) 204-8263.

Sincerely,

/s/ Charles M. Holley

Charles M. Holley

Senior Vice President of Finance

Wal-Mart Stores, Inc.

cc:	Audit Committee of the
Board of Directors,
Wal-Mart Stores, Inc.

H. Lee Scott
President and Chief Executive Officer
Wal-Mart Stores, Inc.

Thomas M. Schoewe
Executive Vice President and Chief Financial Officer
Wal-Mart Stores, Inc.

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